# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CHARLES & COLVARD LTD, CIK 0001015155
CUSIP: 159765205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 170 SOUTHPORT DRIVE, MORRISVILLE, North Carolina (NC), 27560
Date of event which requires filing of this statement: 04/24/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002015561
Persons authorized to receive notices and communications: Ben Franklin, 3661 Valverde Cir, JACKSONVILLE, Florida (FL), 32224, 9042945879

## Reporting persons
- Riverstyx Capital Management LLC (CIK 0002015561): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 232,106; sole dispositive power 0; shared dispositive power 232,106; aggregate amount beneficially owned 232,106 (7.4% of the class); the aggregate amount excludes certain shares
- The Riverstyx Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 232,106; sole dispositive power 0; shared dispositive power 232,106; aggregate amount beneficially owned 232,106 (7.4% of the class)
- Riverstyx Fund, GP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 232,106; sole dispositive power 0; shared dispositive power 232,106; aggregate amount beneficially owned 232,106 (7.4% of the class)
- Ben Franklin: type of reporting person: individual (IN), partnership (PN), other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 100; shared voting power 232,106; sole dispositive power 100; shared dispositive power 232,106; aggregate amount beneficially owned 232,206 (7.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: CHARLES & COLVARD LTD
Address of issuer's principal executive offices: 170 SOUTHPORT DRIVE, MORRISVILLE, North Carolina (NC), 27560

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No acquisitions of Common Stock have been made by the Reporting Persons since the filing of the Schedule 13D as previously amended.

## Item 4. Purpose of Transaction
Purpose of transaction: On July 10, 2025, Riverstyx Fund, L.P. filed an application in the Superior Court of North Carolina, Wake County, seeking an order to compel the issuer to hold an annual meeting of shareholders, as the issuer has failed to hold an annual meeting within the time period required under applicable law. A copy of the application is filed as Exhibit 99 and incorporated herein by reference. The Reporting Persons believe the issuer's failure to hold an annual meeting deprives shareholders of their fundamental rights to timely information and the ability to elect directors. The Reporting Persons are determined to protect and enforce those rights and will pursue all remedies available to ensure that the issuer complies with its legal and governance obligations. The Reporting Persons may, from time to time and subject to market conditions and other factors, acquire additional securities of the issuer, dispose of some or all of such securities, or take other actions with respect to their investment in the issuer as they deem necessary or appropriate.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Riverstyx Fund, L.P. directly beneficially owns 232,106 shares of Common Stock of the Issuer. Riverstyx Capital Management, LLC, as the investment manager of the Fund, and Riverstyx GP, as the general partner of the Fund, may each be deemed to beneficially own the 232,106 shares of Common Stock held by the Fund. Ben Franklin, as the managing member of Riverstyx Capital Management, LLC and Riverstyx GP, may also be deemed to beneficially own the 232,106 shares of Common Stock held by the Fund and directly owns an additional 100 shares of Common Stock in his own name. Accordingly, Ben Franklin may be deemed to beneficially own an aggregate of 232,206 shares of Common Stock. Based on 3,118,273 shares of Common Stock reported by the Issuer as outstanding as of March 25, 2025, the 232,206 shares beneficially owned by the Reporting Persons represent approximately 7.44% of the outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
The following sets forth, for each Reporting Person, the number of shares of Common Stock as to which such Reporting Person has sole power and shared power to vote or direct the vote, and sole power and shared power to dispose or direct the disposition:

Riverstyx Fund, L.P. - Sole Voting Power: 0; Shared Voting Power: 232,106; Sole Dispositive Power: 0; Shared Dispositive Power: 232,106.

Riverstyx Capital Management, LLC - Sole Voting Power: 0; Shared Voting Power: 232,106; Sole Dispositive Power: 0; Shared Dispositive Power: 232,106.

Riverstyx GP - Sole Voting Power: 0; Shared Voting Power: 232,106; Sole Dispositive Power: 0; Shared Dispositive Power: 232,106.

Ben Franklin - Sole Voting Power: 100; Shared Voting Power: 232,106; Sole Dispositive Power: 100; Shared Dispositive Power: 232,106.
Transactions in the class effected during the past sixty days:
Since the filing of the Schedule 13D as previously amended, the Fund has effected the following sales of Common Stock in ordinary brokerage transactions using the Fund's working capital:

April 23, 2025 - Sold 5,500 shares at a price per share of $0.5417 (excluding commissions).
April 24, 2025 - Sold 64,909 shares at a price per share of $0.4641 (excluding commissions).
April 25, 2025 - Sold 5,000 shares at a price per share of $0.5000 (excluding commissions).

No other purchases or sales of Common Stock have been made by the Reporting Persons since the filing of the Schedule 13D as previously amended.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99 - Petition for Court-Ordered Shareholder Meeting (including attached exhibits)

## Signatures
- Riverstyx Capital Management LLC: Ben Franklin, Manager of its GP (07/16/2025)
- The Riverstyx Fund, LP: Ben Franklin, Manager (07/16/2025)
- Riverstyx Fund, GP: Ben Franklin, Manager (07/16/2025)
- Ben Franklin: Ben Franklin, Ben Franklin (07/16/2025)